ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

April 28, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jennifer Lopez, Staff Attorney

Re: ADB International Group, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 23, 2014
File No. 000-54862
Staff Comment Letter dated April 28, 2014

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated April 28, 2014, with respect to the above-referenced Form 10-K/A filed by ADB International Group, Inc. (the "Company") on April 23, 2014.
For the convenience of the staff, we have included the staff's comment followed by our response to each numbered comment.

Signatures

Comment 1. We reviewed the revisions made in response to comment 5 in our letter dated April 14, 2014. The revisions did not adequately address our comment and as such, the comment is repeated. The report must be signed by the registrant. In addition, the report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.
Response 1. We have revised the signature page pursuant to the General Instruction D(2)(a)-(b) of Form 10-K.

Respectfully submitted,

/s/ Rob Weissberg, CEO